EXHIBIT 21.1

AMH HOLDINGS, INC.

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	State of Jurisdiction
Associated Materials Holdings Inc.	Delaware, United States
Associated Materials Incorporated	Delaware, United States
Alside, Inc.	Delaware, United States
Gentek Holdings, Inc.	Delaware, United States
Gentek Building Products, Inc.	Delaware, United States
Gentek Building Products Limited	Ontario, Canada